EXHIBIT 3.1

First Amendment to Sixth Amended and Restated Bylaws of TESSCO Technologies Incorporated

(1)           Section 2.8 of the Sixth Amended and Restated Bylaws is further amended and restated in its entirety to allow for the consent of directors to be given by electronic transmission, as follows:

Section 2.8                      Action Without a Meeting.                                             Any action required or permitted to be taken at any meeting of the Board of Directors or committee of the Board of Directors may be taken without a meeting, if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(2)           To avoid redundancy with amended Section 2.8 (which also applies to actions by committees of the Board of Directors) and confusion as to whether the Compensation Committee may similarly act by consent in writing or by electronic transmission, Section 3.2 of the Sixth Amended and Restated Bylaws is further amended to remove thereform the following sentence:  “Action may be taken without a meeting if unanimous written consent is filed with the records of the committee.” As amended, Section 3.2 of the bylaws as currently in effect reads as follows:

Section 3.2                      Compensation Committee.                                             The Board of Directors, by resolution or resolutions adopted by a majority of the whole Board of Directors, shall designate a Compensation Committee, composed of at least three (3) Directors.  The Compensation Committee shall hold office at the pleasure of the Board of Directors.  The Compensation Committee shall have the responsibility of making recommendations to the Board of Directors on matters relating to any employee stock purchase programs, incentive stock option plans and awards, bonus plans and the determination of compensation for officers and Directors of the Company.  If any position on the Compensation Committee becomes vacant, such vacancy may be filled by the Board of Directors except as otherwise provided by contract.  The Compensation Committee shall hold formal meetings and keep minutes of all of its proceedings.  A copy of such minutes shall, after approval by the members of the Committee, be sent to all Directors as a matter of information.  The presence of not less than a majority of the Committee shall be necessary to constitute a quorum.   The Compensation Committee shall have the power to elect one of its members to serve as its Chairman unless the Board of Directors shall have designated such Chairman.  Recommendations of the Compensation Committee shall be adopted by the Board of Directors unless there shall be reasonable justification for the Board of Directors not to implement the recommendations of the Compensation Committee.